UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011
Commission File Number: No. 000-53122

SGOCO GROUP, LTD.
Formally known as SGOCO Technology, Ltd.

SGOCO Technology Park Luoshan, Jinjiang City Fujian, China 362200
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On January 21, 2011, the underwriters of SGOCO Group, Ltd.’s public offering of 1,333,333 ordinary shares closed on the exercise of a portion of their over–allotment option and purchased 80,267 additional ordinary shares, resulting in additional gross public offering proceeds of approximately $0.4 million.

I-Bankers Securities, Inc. acted as Bookrunner, and Hudson Securities, Inc. and Joseph Gunnar & Co., LLC acted as co-managers for the offering.  SGOCO’s registration statement relating to these securities has been declared effective by the United States Securities and Exchange Commission. This filing does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

The offering of the securities is made only by means of a prospectus forming a part of the effective registration statement. A copy of the prospectus relating to the offering may be obtained by contacting I-Bankers Securities, Inc., 505 Park Avenue, 3rd floor, New York, NY 10022, phone: +1-212-713-0660..

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SGOCO Group, Ltd.

By:	/s/ Burnette Or
Name:	Burnette Or
Title:	President and Chief Executive Officer
Date: January 25, 2011